Sandoe, Christian T.

From: Drayo, Michael J. (Phila) [DrayoM@ballardspahr.com]

Sent: Tuesday, November 15, 2005 5:18 PM

To: Sandoe, Christian T.

Cc: glevine@davisdinsmore.com

Subject: Proxy Statement Ellsworth Convertible Growth and Income Fund, Inc.

Hi Christian-
I wanted to touch base with you regarding the Ellsworth Convertible Growth and Income Fund, Inc.
proxy statement that was filed on November 10th. In the past you have been the examiner for this fund,
is that still the case?

Also, we are hoping to finalize the proxy by Monday (Nov. 21). Hopefully, you will be able to take a
look at the proxy before then. At any rate, please contact me either by phone or e mail with any
comments or questions that you have on the proxy statement.

Also, is your phone number still (202) 942-0653?
Sincerely,
Mike Drayo
Michael J. Drayo Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 49th Floor
Philadelphia, PA 19103
Phone: (215) 864-8637
Fax: (215) 864-9930
www.ballardspahr.com